UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 31, 2017, EXFO Inc., a Canadian corporation, announced the signing of agreements for EXFO to acquire a 33.1% equity stake in Astellia, with the intent to acquire the remaining equity. This report on Form 6-K sets forth the press release issued on August 31, 2017 relating to EXFO's announcement and certain information relating to the transaction being filed in Canada.

This press release contains information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: August 31, 2017

PRESS RELEASE

EXFO acquires 33.1% stake in Astellia and announces plans to soon launch a voluntary takeover bid of the company
•
EXFO signed an agreement dated August 30, 2017, with the founding shareholders of Astellia to acquire the entirety of their shares, representing an equity stake of 25.4%, at a price of €10 per Astellia share. The transaction allows for a friendly industry combination with strong support from Astellia's management and reference shareholders.

•
Concurrently, EXFO signed an agreement with Isatis Capital to acquire at the same price a majority of its shares, representing an equity stake of 7.7% and giving EXFO a total stake of 33.1% in Astellia's equity.

•	The price of €10 per share proposed by EXFO represents a premium of 44.7% over Astellia's closing share price on August 30, 2017, and of 56.1% based on the 12-month volume weighted average price.
•	Astellia's Board of Directors has expressed its support for this transaction.
•	EXFO will initiate an all-cash voluntary public tender offer to acquire Astellia's remaining shares.

RENNES, FRANCE; QUEBEC CITY, CANADA, August 31, 2017 – EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the network test, monitoring and analytics experts, and Astellia (ISIN code: FR0004176535 – mnemonic: ALAST), a global leader in the performance analysis of mobile networks and subscriber experience, announced today the signing of agreements for EXFO to acquire a 33.1% equity stake in Astellia, with the intent to acquire the remaining equity.

Under terms of the agreements, EXFO will acquire from founders Christian Queffelec (President of Astellia), Frédéric Vergine (EVP, Strategic Customer Engagements), Julien Lecoeuvre (Chief Technology and Innovation Officer) and Emmanuel Audousset (EVP, International Accounts and Indirect Sales) the entirety of their shares in Astellia, and from Isatis Capital the majority of its shares in Astellia. Following these acquisitions, which contain no suspensive condition, EXFO will hold a 33.1% stake in Astellia's equity, representing a total amount of €8.6 million at a price of €10 per Astellia share. The settlement of these acquisitions will take place in upcoming days.

Upon completion of these acquisitions and following the information and consultation process for Astellia's workers councils, EXFO will launch an all-cash voluntary public tender offer to acquire Astellia's remaining shares for the same price. The proposed public offer will remain subject to the approval of French foreign investment authorities and the supervision of Autorité des marchés financiers.

Astellia's Board of Directors has expressed its support for EXFO's firm offer and the agreements to be signed in order to complete a transaction that values the entirety of Astellia's equity (on a fully diluted basis) at approximately €25.9 million. In accordance with the applicable regulation, Astellia's Board of Directors will submit a reasoned opinion on the desirability of the public offering for the company, its employees and its shareholders after examining an independent expert's report on the fairness of the offer and the opinion of Astellia's workers councils, who will be consulted as soon as possible.

The closing of the public tender offer is subject to standard conditions and should take place around the end of calendar year 2017.

"This investment in Astellia is in line with our strategy to increase our critical mass and our client base, and to expand our addressable market in the global analytics and service assurance industry," said Germain Lamonde, Executive Chairman of EXFO's Board of Directors. "If our public tender offer is successful, we'll be able to combine Astellia's solutions and services with those of EXFO and become a world leader in the network monitoring and analytics sector and target growth opportunities such as network virtualization, 5G and the Internet of things."

"We strongly support this strategic transaction with EXFO, whose values are shared by Astellia," said Christian Queffelec, President of Astellia. "It will enable us to strengthen our ability to meet customer needs, widen our market coverage as well as foster our technological and commercial development."

EXFO is advised by Société Générale and TD Securities (financial advisors) and Herbert Smith Freehills (legal advisor).

Astellia is advised by Drake Star Partners (financial advisor) and Aramis (legal advisor).

About Astellia
Astellia is a leading provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenues. Its vendor-independent, real-time monitoring and troubleshooting solution optimizes networks end-to-end, from radio to core. Astellia's unique blend of products and services provides automated optimization, actionable geolocated insights and big-data analytics to Network Operations, Service Operations Center, Customer Care and Marketing teams. Astellia has close partnerships with more than 120 telecom operators. Based in France, Astellia has significant operations in Spain and a strong presence in Canada, Lebanon, Morocco and South Africa.

About EXFO
EXFO develops smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies. Since 1985, we've worked side by side with our customers in the lab, field, data center, boardroom and beyond to pioneer essential technology and methods for each phase of the network lifecycle. Our portfolio of test orchestration and real-time 3D analytics solutions turn complex into simple and deliver business-critical insights from the network, service and subscriber dimensions. Most importantly, we help our customers flourish in a rapidly transforming industry where "good enough" testing, monitoring and analytics just aren't good enough anymore—they never were for us, anyway. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For information
Vance Oliver Director, Investor Relations, EXFO (418) 683-0913, ext. 23733 vance.oliver@exfo.com

Christian Queffelec President of Astellia Tel.: +33 299 048 060 bourse@astellia.com	Marie Calleux Financial Communications Tel.: +33 1 53 65 68 68 astellia@calyptus.net